Dear Shareholder:

After generating $1.3 million in revenue during the Company’s first full year of commercial sales, the first quarter of 2004 proved to be a rewarding period. It was marked by significant growth in revenue from product sales, a collaboration with a leading international military defense supply contractor, and substantive progress toward securing a US-listing with the support of a new Board member and leading New York-based investor relations firm.

With independent validation of RAMP’s market-leading performance across multiple product lines, the Company enjoyed considerable success growing revenue from eight commercially available RAMP tests in three distinct product lines. We are pleased to have recorded a 90 percent increase in revenue from product sales during the first quarter, compared with our previous best quarter at the end of last year. Importantly we are determined to maintain 50 percent growth compounded quarterly through the remainder of 2004.

Definitive evidence that RAMP provides accurate quantitative information in minutes from organizations including the US Centers for Disease Control and Prevention, Health Canada and the US Military is accelerating market recognition that RAMP represents a new paradigm in diagnostic testing. As a result, new and exciting potential business development opportunities are emerging in diverse applications including water quality, food safety, infectious diseases and a variety of additional clinical applications.

Sales and Revenue
The Company recorded total revenue of more than $800,000 during Q1 2004. From January through March, the Company generated revenue of $630,000 exclusively from product sales, compared to $330,000 during Q4 2003. The Company expects to maintain strong growth, as West Nile sales ramp-up for the upcoming summer season and Cardiac Marker sales increase during the second half of the year.

RAMP Cardiac Product Line
Late last year, the Company filed a submission with the US Food and Drug Administration for market clearance of two additional RAMP Cardiac Marker Tests for detecting troponin I and CK-MB, to assist in the early detection of heart attack or acute myocardial infarction (AMI). Based on the performance of these high sensitivity tests during multi-center US clinical trials, the Company anticipates internationally launching all three Cardiac Marker Tests (myoglobin, troponin I and CK-MB), as its lead clinical application mid 2004.

Biodefense
In February, we formed a partnership with General Dynamics Canada Ltd., a business unit of General Dynamics Corp. (NYSE: GD), aimed at incorporating RAMP technology into the 4WARN system to meet the real-time biological agent surveillance needs of the military and homeland security agencies worldwide. The 4WARN family of automated real-time detection systems enables early detection of biological agents through continuous air monitoring. The RAMP System provides rapid and reliable on-site results to confidently identify or dismiss a potential threat. Once integrated, the system will be able to both detect and specifically identify a variety of biological agents. General Dynamics Canada is a leading defense electronics company with more than 50 years experience in systems integration and innovative, high technology solutions.

With more than 100 RAMP Systems sold to date for biodefense, recent purchasers include the US Marine Corps, the Korean Government, UCLA, the States of New Jersey and West Virginia, the City of Philadelphia, and various public health and first response agencies in the US. The Company also recently trained additional UN biological weapons inspectors on RAMP and sold systems to the Japanese Military for use as part of the multinational forces in Iraq.

RAMP West Nile Virus Test
The Company is having considerable success commercializing its environmental test for West Nile Virus in preparation for the upcoming summer season, with the support of its US distributor, ADAPCO Inc., the largest distributor of mosquito control products in the United States. Sales began immediately following published results from an evaluation performed by the US Centers for Disease Control and Prevention (CDC), concluding the RAMP West Nile Virus (WNV) Test is more than 100 times as sensitive as any other commercially available rapid environmental WNV test. In fact, RAMP has demonstrated more than 75% sensitivity compared to PCR-based lab analyzer which is sufficient to become the new industry standard. Furthermore, the Company is exploring opportunities to commercialize additional mosquito-related products including Western Equine Encephalitis, Saint Louis Encephalitis, Eastern Equine Encephalitis, Malaria and Dengue Fever.

Corporate Finance
After completing an audit of the Company’s financial statements to ensure conformity to US GAAP, we filed a 20-F Registration Statement and became a reporting issuer with the US SEC in preparation for a US-listing in 2004.

During the first quarter, the Company also received proceeds of more than $630,000 from the exercise of options and warrants.

I would like to acknowledge the contribution of our newest Board member, Mr. Stan Yakatan, Chairman of Katan Associates International. Stan has completed and advised on numerous acquisitions and corporate finance transactions raising in excess of $1.0-billion in the public and private equity markets. Stan has a proven track record of adding significant value to formative-stage companies, and his business acumen is proving to be invaluable to the Company in building support and raising corporate awareness in the US and abroad. To that end, The Trout Group LLC, a leading New York-based investor relations firm, is also facilitating exposure to US capital markets and I am encouraged by the high level of cross border interest in the Company.

In closing, increasing stakeholder recognition of RAMP’s leading performance is positively impacting current product sales and new product development opportunities as we prepare to launch our lead clinical products, the RAMP Cardiac Marker Tests. On behalf of management and staff, I would like to acknowledge the support of the Company’s shareholders as we maximize near and long-term revenue growth commercializing RAMP as a new paradigm in diagnostics.

Sincerely,

Bill Radvak
President & Chief Executive Officer
May 14, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL OPERATIONS

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has eight RAMP tests available for environmental and clinical (health) testing applications and the Company has plans to commercialize additional tests.

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements for the three months ended March 31, 2004, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles for the year ended December 31, 2003, and the Management’s Discussion and Analysis of Financial Operations section of the Company’s 2003 Annual Report.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Date: May 28, 2004

OVERALL PERFORMANCE

For the three months ended March 31, 2004 the Company had revenue of $809,136, which represents the highest quarterly revenue to date.

The Company formed an alliance with General Dynamics Canada Ltd., with the intention of developing integrated systems for the detection and identification of biothreat agents for military and homeland defense markets.

The Company filed a Form 20-F Registration Statement with the US Securities and Exchange Commission (“SEC”), an initial step necessary for obtaining listing or trading of the Company’s common shares on a US based stock exchange.

RESULTS OF OPERATIONS

Revenues and Cost of Sales
Revenues from product sales for the quarter ended March 31, 2004 were $627,928, an increase of $422,614, or 212% over the $201,314 in product sales for the same period last year. Product revenues in the first quarter of 2004 were generated primarily from sales of RAMP Environmental Systems and Test Kits.

Revenue from contract services for the quarter ended March 31, 2004 was $181,208 as compared to $2,850 for the same period last year. A portion of the contract revenue ($51,208) was recognized due to the expiry of a contract related to an inactive project. The balance of contract revenue ($130,000) was related to an active project.

Cost of sales for the quarter ended March 31, 2004 were $228,668, an increase of $83,758, or 57.8% over the $144,910 for cost of goods in the same period last year. This increase reflects the Company’s increased sales. Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead.

Expenses
General and administrative expenses for the quarter ended March 31, 2004, increased to $492,021 compared to $261,107 for the same period in 2003. The Company recorded $155,500 (non cash) in stock based compensation to consultants (2003 - $nil) and $29,540 to employees (2003 - $nil). The Company incurred $113,384 in professional fees related to the 20-F registration with the SEC (2003 - $nil).

Marketing and business development expenses increased to $231,080 for the quarter ended March 31, 2004, compared to $188,635 for the same period in 2003. The primary reason for the increase is due to the hiring of additional sales and marketing resources, the use of demos and product promotion materials, distributor training to improve effectiveness of relationship selling, increased participation in trade conferences and related travel costs to promote RAMP products to new target markets in North America, Asia and Europe.

Research and development expenditures decreased to $531,700 for the quarter ended March 31, 2004, compared to $575,816 for the same period in 2003. The decrease is due to a number of factors, including lower salary costs resulting from a reassignment of some product development resources to manufacturing, and lower consulting fees. Patent costs were $57,192 for the quarter ended March 31, 2004 as compared to $14,210 in the previous year.

Other Income/Expenses
The Company recorded grant income for the quarter ended March 31, 2004, of $49,700 for a grant received from PEMD (“Program for Export Market Development.”).

During the period ended March 31, 2004, interest expense was $125,829 compared to $99,882 for the same period in 2003. Of this amount $20,405 represents interest on the Company’s line of credit, compared to $14,260 for the same period in 2003. In addition, $105,422 (non cash) (2003 - $85,616) represents the fair market value of bonus warrants issued to lenders as part of a loan facility agreement.

Net Income (Loss)
For the three months ended March 31, 2004, the Company reported a net loss of $750,504 ($0.01 per share) as compared to a net loss of $1,053,324 ($0.02 per share) for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company’s operations have been funded primarily through the issuance of common stock and external loan facilities. More recently, the Company has used cash flow from operations to supplement other sources of funding.

At March 31, 2004, the Company had cash and cash equivalents of $1,037 as compared to $856 at December 31, 2003. The Company’s net working capital position as of March 31, 2004 was a deficit of $1,346,956, a decrease of $248,483 over the December 31, 2003 working capital deficit of $1,595,439. During the three month period ended March 31, 2004, the Company relied on revenues from sales of products and services, and funds from a bank credit line. In addition, the Company received proceeds of $633,317 from the exercise of stock options and warrants.

During the period April 1 to May 28, 2004 the Company received cash in the amount of $1,489,642 from the exercise of stock options and warrants.

Until the Company receives significant revenue from product sales, it will continue to fund its operations from a combination of the sale and issuance of equity securities, contract service fees, collaborative research arrangements, and debt financing.

RISKS AND UNCERTAINTIES

The Company has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

OFF BALANCE SHEET ARRANGEMENTS

The Company is not aware of any material off balance sheet arrangements requiring disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company compensates Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board of Directors and Chairman of the Compensation Committee, but has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate of 200,000 common shares to directors.

During the financial year ended December 31, 2003, the Company entered into an agreement with Katan Associates International (“KAI”) under the terms of which the Company pays KAI a monthly retainer of US$5,000. Mr. Stan Yakatan is the Chairman and Managing Partner of KAI and became a director of the Company in January 2004.

PROPOSED TRANSACTIONS

The Company is not aware of any material proposed transaction requiring disclosure.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are disclosed in Note 2. to the audited consolidated financial statements as at December 31, 2003. Critical accounting estimates include:

Revenue recognition
Sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements that may be refundable are deferred and recognized once the refundability period has lapsed.

Stock based compensation
The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan. The Company uses the fair value method to account for stock-based payments. Under the fair value method, stock-based payments are measured at the fair value of the equity instruments issued.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The new section establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value method. The standard encourages the use of the fair value method of accounting for all employee stock-based compensation plans, but only requires the use of the fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

For the year ending December 31, 2003, the Company elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 compared to nil in 2002 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

For the Company’s financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers. As at March 31, 2004, the Company has accounts receivable from 18 customers, of which the top three represent 71% of the accounts receivable balance. As at December 31, 2003, the Company had accounts receivables from 16 customers of which the top four represent 65% of the accounts receivable balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that greater than 85% of total revenues were received in US dollars. The company minimizes this risk by maintaining a US dollar account for all US sales revenues and expenditures, thereby minimizing currency exchange. The Company is exposed to foreign exchange risk with respect to the demand loans, as these are secured by US dollars. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company, however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

SUBSEQUENT EVENTS

During the period April 1 to May 28, 2004 the Company received cash in the amount of $1,489,642 from the exercise of stock options and warrants.

On April 21, 2004 the Company announced that the Company’s Quality Management System was registered to ISO 13485:1996, under the Canadian Medical Devices Conformity Assessment System. Health Canada requires manufacturers of Class III devices to demonstrate practices in accordance with internationally recognized quality systems standards in order to maintain a medical device license in Canada.

On May 20, 2004 the Company announced that it had received regulatory clearance from the US Food and Drug Administration (“FDA”) to market a RAMP cardiac marker test for detecting troponin I to assist in the rapid diagnosis of heart attack.

On May 25, 2004 the Company announced that it had received regulatory clearance from the FDA to market a RAMP cardiac marker test for detecting CK-MB to assist in the rapid diagnosis of heart attack.

CONSOLIDATED INTERIM BALANCE SHEETS

	March 31	December 31
(Expressed in Canadian dollars)	2004	2003
	$	$
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	1,037	856
Short term investments	2,500	2,500
Trade receivables	307,798	151,558
Other receivables	44,511	11,582
Inventories	830,052	574,280
Prepaid expenses and other	72,930	14,380
Total current assets	1,258,828	755,156
Capital assets	249,792	288,162
Other assets [note 5]	32,592	138,016
	1,541,212	1,181,334

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Bank indebtedness	1,591,223	1,401,786
Accounts payable and accrued liabilities	837,106	709,872
Loans payable to shareholders and directors	122,552	180,279
Deferred revenue	47,453	51,208
Deferred lease inducement – current portion	7,450	7,450
Total current liabilities	2,605,784	2,350,595
Deferred lease inducement	8,687	8,687
	2,614,471	2,359,282
Shareholders' deficiency
Share capital	29,454,854	28,821,536
Contributed surplus	1,122,348	900,473
Deficit	(31,650,461)	(30,899,957)
Total shareholders' deficiency	(1,073,258)	(1,177,948)
	1,541,212	1,181,334

See accompanying notes
On behalf of the Board

William J. Radvak	Brian G. Richards
Director	Director

CONSOLIDATED INTERIM STATEMENTS
OF LOSS AND DEFICIT

	Three Months Ended
	March 31
(Expressed in Canadian dollars)	2004	2003
	$	$
	(Unaudited)	(Unaudited)
Contract service fees and revenues from
collaborative research arrangements	181,208	2,850
Product Sales	627,928	201,314
Total Revenue	809,136	204,164
Less: cost of sales	(228,668)	(144,910)
Gross Margin	580,468	59,254

EXPENSES
Research and development	531,700	575,816
Marketing and business development	231,080	188,635
General and administrative	492,021	261,107
	1,254,801	1,025,558

Other (income) expense:
Grant Income	(49,700)	—
Interest expense	125,827	99,876
Foreign exchange gain	44	(12,856)
Total other (income) expense	76,171	87,020
Net Loss for the period	750,504	1,053,324

Deficit, beginning of period	30,899,957	26,708,355
Deficit for the end of period	31,650,461	27,761,679

Los per common share – basic and diluted	($0.01)	($0.02)

Weighted average number of common shares	53,868,112	47,043,229

See accompanying notes

CONSOLIDATED INTERIM STATEMENTS
OF CASH FLOWS

	Three Months Ended
	March 31
(Expressed in Canadian dollars)	2004	2003
	$	$
	(Unaudited)	(Unaudited)
OEPERATING ACTIVIITIES
Loss for the year	(750,504)	(1,053,324)
Add (deduct) items not involving cash:
Amortization	44,723	30,222
Stock-based compensation	221,875	6,000
Amortization of deferred loan costs	105,424	85,622
Change in non-cash working capital:
Accounts and amounts receivable	(189,169)	(24,719)
Inventories	(255,772)	7,476
Prepaid expenses and other	(58,550)	(39,223)
Accounts payable and accrued liabilities	127,234	133,733
Deferred revenue	(3,755)	147,490
Cash used in operating activities	(758,494)	(706,733)

INVESTING ACTIVITIES
Purchase of capital assets	(6,352)	(40,764)
Cash used in investing activities	(6,352)	(40,764)

FINANCING ACTIVITIES
Proceeds from issuance of share capital,
Net of share issue costs	633,317	635,299
Proceeds from bank indebtedness	189,437
Proceeds from demand loans payable	(57,727)	127,274
Cash provided by financing activities	765,027	762,573

Decrease’ in cash and cash equivalents during
the period	181	15,076
Cash and cash equivalents, beginning of period	856	1,075
Cash and cash equivalents, end of period	1,037	16,151

Supplemental Disclosure
Interest Paid	20,405	14,260

See accompanying notes

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s audited annual financial statements for the year ended December 31, 2003.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2004 and for all such periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003 included in the Response Biomedical Corp. Annual Report filed with the appropriate securities commissions. The results of operations for the three-month period ended March 31, 2004 are not necessarily indicative of the results for the full year.

2. INVENTORY

	March 31	December 31
	2004	2003
	$	$

Raw materials	291,318	201,467

Work in process	203,818	207,060

Finished goods	334,916	165,753

	830,052	574,280

3. OTHER ASSETS

	March 31	December 31,
	2004	2003
	$	$
Deferred loan costs	32,592	138,061

Deferred loan costs represent the net fair value of bonus warrants issued a guarantee fees for demand loans secured by several of the Company’s directors and a shareholder.

4. BANK INDEBTEDNESS

The Company has a revolving credit facility of up to $$1,986,620 [US$1,515,000] with a Canadian chartered bank, bearing interest at the bank’s prime rate, which at March 31, 2004 was 4.0% [2003 - 4.75%]. The credit facility is guaranteed by a director and a shareholder. In consideration for providing the guarantees, the Company issued a total of 2,088,570 non-transferable share purchase warrants to the guarantors, of which 166,785 expired unexercised during the year ended December 31, 2003. Of the 2,088,570 warrants, 410,426 were issued in 2002 with an original expiry date of June 30, 2003 and a further 884,602 were issued in early 2003 with an original expiry date of September 30, 2003. In June 2003, the credit facility was renewed and accordingly, in consideration for the continued guarantees the expiry dates of the warrants were extended to June 30, 2004. In addition, the credit facility was increased from US$1,165,000 to US$1,515,000 and, in consideration for the additional guarantee, a further 793,542 warrants with an exercise price of $0.46 per common share exercisable to June 30, 2004 were issued.

The estimated fair value of the amendments to the terms and the issuance of further share purchase warrants amounted to nil during the three months ended March 31, 2004 [2003 - $203,194]. These amounts have been credited to contributed surplus and recorded as deferred loan costs and are being amortized over the term of the credit facility, which expires on June 30, 2004. Of this facility, $1,591,223 was utilized as at March 31, 2004 [2003 - $1,401,786].

Each share purchase warrant entitles the holder to purchase one common share of the Company as follows:

Number of
common shares	Exercise price
issuable	$	Date of expiry

700,621	0.45	June 30, 2004
793,542	0.46	June 30, 2004
17,196	0.55	June 30, 2004
410,426	0.75	June 30, 2004
1,921,785

Shares issued as a result of the exercise of the share purchase warrants have a hold period of four months from the date of issuance.

5. SHARE CAPITAL

[a] Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	750,621	340,281
Exercise of stock options	645,150	293,337
Balance, March 31, 2004	54,914,292	29,454,854

[b] Stock options

At March 31, 2003 the following stock options were outstanding:

	Options outstanding			Options exercisable
	March 31, 2004			March 31, 2004
	Number of	Weighted	Weighted	Number of	Weighted
Range of	shares	average	average	options	average
exercise price	under	remaining	exercise	currently	exercise price
	option	contractual life	price	exercisable
$	#	(years)	$	#	$

0.27 – 0.36	1,307,500	2.47	0.27	1,306,150	0.27
0.40 - 0.49	58,400	4.22	0.45	25,950	0.47
0.50– 0.57	3,375,600	2.88	0.51	2,415,501	0.51
0.61 – 0.68	379,600	1.96	0.63	352,038	0.63
0.72 – 0.87	2,278,650	3.90	0.77	779,176	0.79
0.95 – 1.05	102,850	3.04	1.01	102,850	1.01
1.78	25,000	0.98	1.78	25,000	1.78
0.27 – 1.78	7,527,600	3.06	0.56	5,006,665	0.52

The options expire at various dates from May 17, 2004 to March 29, 2009.

[c] Common share purchase warrants

Stock option transactions and the number of share options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 2003	6,110,350	0.49
Options granted	2,262,400	0.71
Options expired	(200,000)	0.39
Options exercised	(645,150)	0.45
Balance, March 31, 2004	7,527,600	0.56

[d] Loss per common share

	Three Months Ended
	March 31
	2004	2003
	(Unaudited)	(Unaudited)
Numerator
Net loss for the period	$750,504	1,053,324

Denominator
Weighted average number of common
shares outstanding	54,693,112	47,868,229
Less: escrowed shares	(825,000)	(825,000)
Weighted average number of common
shares outstanding	53,868,112	47,043,229

Loss per common share – basic and
diluted	$0.01	$0.02

[e] Common share purchase warrants

At March 31, 2004, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Date of expiry

750,000	0.50	April 29, 2004
50,000	0.50	June 13, 2004
1,221,164	0.45 – 0.75	June 30, 2004
123,250	0.55	October 31, 2004
1,048,447	0.55	November 20, 2004
853,240	0.55	December 29, 2004
4,046,101

6. STOCK-BASED COMPENSATION

The fair value of each option is estimated as at the grant date using the Black-Scholes option pricing model. The estimated fair value of vested options granted to non-employees for services rendered in the amount of $165,900 [2003 –$9,000] has been charged to expense and contributed surplus in the consolidated interim financial statements, based on the Black-Scholes options pricing model and a weighted average fair value of $0.36 per option [2003 - $0.38]. The following weighted average assumptions were used: dividend yield 0.0%, expected volatility of 87%, risk-free interest rate of 2.44%, and expected average option term of 1.68 years.

The estimated fair value of vested options granted to employees in the amount of $57,384 [2003 –$122,994 (pro-forma)] has been charged to expense and contributed surplus in the consolidated interim financial statements, based on the Black-Scholes options pricing model and a weighted average fair value of $0.41 per option [2003 - $0.38]. The following weighted average assumptions were used: dividend yield 0.0%, expected volatility of 125%, risk-free interest rate of 3.25%, and expected average option term of 2.5 years.

The following table provides loss for the three months ended March 31, 2004 compared to pro-forma loss for the three months ended March 31, 2003 and pro forma basic and diluted loss per share had compensation expense been based on the fair value method of accounting for stock-based compensation:

	Three Months Ended	Three Months Ended
	March 31, 2004	March 31, 2003
	$	$

Net loss – as reported	750,704	1,053,324
Net loss – pro forma	750,704	1,176,318

Loss per common share – as reported	0.01	0.02
Loss per common share – pro forma	0.01	0.03

* Note: During the fourth quarter of 2003, the Company prospectively adopted the recommendations of the CICA and elected to prospectively apply the fair value based method of accounting for stock-based awards pursuant to its stock option plan, effective January 1, 2003.